UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

INFORMATION STATEMENT PURSUANT TO

SECTION 14(F)
OF THE SECURITIES EXCHANGE ACT OF 1934
AND SEC RULE 14F-1

Invivo Corporation

(Name of Subject Company)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

461858102

(CUSIP Number of Class of Securities)

James B. Hawkins

Chief Executive Officer
4900 Hopyard Road, Suite 210
Pleasanton, CA 94588
(925) 468-7600
(Name, Address and Telephone Number of Person Authorized to Receive Notice and
Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Daniel J. Winnike, Esq.

Fenwick & West LLP
Silicon Valley Center
801 California Street
Mountain View, CA 94041
(650) 988-8500

Invivo Corporation

4900 Hopyard Road, Suite 210
Pleasanton, California 94588

Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934

and Rule 14f-1 thereunder

      This Information Statement is being mailed on or about December 23, 2003 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the “Statement”) of Invivo Corporation (the “Company”). You are receiving this Information Statement in connection with the possible election of persons designated by Intermagnetics General Corporation (“Intermagnetics”) to a majority of seats on the Board of Directors (the “Board”) of the Company. As of December 17, 2003, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Intermagnetics and Invivo Acquisition Corporation f/k/a Magic Subsidiary Corporation (the “Purchaser”), a Delaware corporation and a wholly owned subsidiary of Intermagnetics, pursuant to which the Purchaser is required to commence a tender offer to purchase all outstanding shares of the Company’s Common Stock, par value $0.01 per share (the “Common Stock”), at a price per share of $22.00, net to the seller in cash, upon the terms and conditions set forth in the Offer to Purchase, dated December 23, 2003, and in the related Letters of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the “Offer”). Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to stockholders of the Company and are filed as Exhibits (a)(1) and (a)(2), respectively, to the Tender Offer Statement on Schedule TO (as amended from time to time, the “Schedule TO”) filed by Purchaser with the Securities and Exchange Commission (the “Commission”) on December 23, 2003.

      The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the Delaware General Corporation Law (the “DGCL”), Purchaser will be merged with and into the Company (the “Merger”). Following consummation of the Merger, the Company will continue as the surviving corporation and will become a subsidiary of Intermagnetics. At the effective time of the Merger (the “Effective Time”), each issued and outstanding share of Common Stock (other than shares owned by the Purchaser, the Company or any stockholder who is entitled to and properly exercises appraisal rights under Delaware law) will be converted into the right to receive the amount in cash per share paid pursuant to the Offer.

      The Offer, the Merger, and the Merger Agreement are more fully described in the Statement, to which this Information Statement is attached as Annex B, which was filed by the Company with the Commission on December 23, 2003 and which is being mailed to stockholders of the Company along with this Information Statement.

      This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934 (“Exchange Act”) and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Statement. Information set forth herein related to Intermagnetics, Purchaser or the Intermagnetics Designees (as defined below) has been provided by Intermagnetics. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

      Pursuant to the Merger Agreement, Purchaser commenced the Offer on December 23, 2003. The Offer is currently scheduled to expire at 5 p.m., New York City time, on January 23, 2004, unless Purchaser extends it.

General

      Each share of Common Stock entitles the holder to one vote. As of December 17, 2003, there were 5,907,156 shares of Common Stock issued and outstanding, and an additional 1,448,662 shares were reserved for issuance pursuant to outstanding stock options.

Rights to Designate Directors and Intermagnetics Designees

      The information contained herein concerning Intermagnetics Designees (as defined below) has been furnished to the Company by Intermagnetics and its designees. Accordingly, the Company assumes no responsibility for the accuracy or completeness of this information.

      The Merger Agreement provides that, promptly upon the purchase of and payment for the shares of Common Stock by Purchaser pursuant to the Offer, Purchaser will be entitled to designate such number of directors (the “Intermagnetics Designees”) on the Board, rounded up to the next whole number, equal to the product obtained by multiplying the total number of directors on the Board by the percentage that the number of Company Common Stock so purchased and paid for bears to the total number of shares of Common Stock then outstanding.

      The Merger Agreement provides that the Company will, upon request of Purchaser, increase the size of the Board or obtain the resignations of such number of directors as is necessary to enable the Intermagnetics Designees to be elected to the Board and, subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, will cause the Intermagnetics Designees to be so elected.

      Notwithstanding the foregoing, if shares of Common Stock are purchased pursuant to the Offer, until the consummation of the Offer, there will be at least three members of the Board who were directors on the date of the Merger Agreement.

      The Intermagnetics Designees will be selected by Intermagnetics from among the individuals listed below. Each of the following individuals has consented to serve as a director of the Company if appointed or elected. None of the Intermagnetics Designees currently is a director of, or holds any positions with, the Company. Intermagnetics has advised the Company that, to the best of Intermagnetics’s knowledge, except as set forth below, none of the Intermagnetics Designees or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of the Company, nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Commission other than with respect to transactions between Intermagnetics and the Company that have been described in the Schedule TO or the Statement.

      The name, age, present principal occupation or employment and five-year employment history of each of the individuals who may be selected as Intermagnetics Designees are set forth below. Each is a citizen of the United States. Unless otherwise noted, the business address of each person listed below is 450 Old Niskayuna Road, P.O. Box 461, Latham, N.Y. 12110-0461 and the telephone number at that address is (518) 782-1122.

Present Principal Occupation or Employment;
Name and Age	Material Positions Held During the Past Five Years

Michael K. Burke	Director and Treasurer of Purchaser. Executive Vice
45	President and Chief Financial Officer of Intermagnetics. Before joining Parent in 2001, Burke was chief financial officer of Hydrogen Burner Technology, Inc., a manufacturer of onsite hydrogen generators and integrated fuel processors for fuel-cell applications. Prior to that, Mr. Burke was a managing director in the U.S. investment banking department of CIBC Oppenheimer Corp. (now CIBC World Markets), having joined the firm in 1995.
Glenn H. Epstein	Director and President of Purchaser. Director,
45	Chairman and Chief Executive Officer of Intermagnetics. Prior to joining Parent as President in 1997, Mr. Epstein worked for Oxford Instruments Group, plc as President of Nuclear Measurements Group, Inc. (a wholly-owned subsidiary of Oxford Instruments, plc).

Present Principal Occupation or Employment;
Name and Age	Material Positions Held During the Past Five Years

Thomas J. O’Brien	Director of Purchaser. Executive Vice President,
45	Corporate Development of Intermagnetics. Before joining IMGC in 2003, Mr. O’Brien was President, Color Division of Sensient Technologies Corporation, a manufacturer of specialty chemicals. Prior to that, Mr. O’Brien held numerous leadership positions in both the United States and Europe at Sun Chemical Corporation. Mr. O’Brien began his career at General Electric Corporation.
Katherine M. Sheehan	Secretary of Purchaser. Vice President, General
40	Counsel and Corporate Secretary of Intermagnetics, Ms. Sheehan joined Parent in 1996 as Corporate Counsel. She became General Counsel and Corporate Secretary in 1999. Before joining Parent, Ms. Sheehan was an associate at Bond, Schoeneck & King, LLP.

Security Ownership of Management and Principal Stockholders

      The following table sets forth certain information with respect to the beneficial ownership of the Company’s Common Stock as of September 30, 2003 by (i) each person known by the Company to beneficially own more than 5% of the Company’s Common Stock, (ii) each member of the Board of Directors, (iii) the Chief Executive Officer and each other executive officer of the Company as of June 30, 2003 whose salary and bonus for the year ended June 30, 2003 exceeded $100,000, and (iv) all executive officers and directors of the Company as a group.

	Amount of
	Beneficial		Percentage
Name*	Ownership(1)		of Shares

Wellington Management Company	658,300	(2)	11.2%
75 State Street Boston, MA 02109
Pequot Capital Management Inc.	506,100	(3)	8.6%
500 Nyala Farm Road Westport, CT 06880
Dimensional Fund Advisors	461,550	(4)	7.9%
1299 Ocean Avenue, 11th Floor Santa Monica, CA 90401
Franklin Resources, Inc.	452,250	(5)	7.7%
One Franklin Parkway San Mateo, CA 94403
AWM Investment Company, Inc.	393,399	(6)	6.7%
153 East 53rd Street 55th Floor New York, NY 10022
James B. Hawkins	374,826	(7)	6.1%
Ernest C. Goggio	252,914	(8)	4.2%
George S. Sarlo	94,706	(9)	1.6%
John F. Glenn	98,625	(10)	1.6%
Stuart Baumgarten	90,075	(11)	1.5%
Laureen DeBuono	57,000	(12)	1.0%
Brent Johnson	45,375	(13)	0.8%
Randy Lindholm	—		—
All executive officers and directors as a group (7 persons)	1,013,520	(14)	15.3%

*	The address of each of the directors or executive officers is c/o Invivo Corporation, 4900 Hopyard Rd. Suite 210, Pleasanton, CA 94588

(1)	Each of the individuals included in the table has sole voting and investment power over the shares listed, subject to the right of his or her spouse, if any, under applicable community property laws.

(2)	Based upon Schedule 13G filed with the Securities and Exchange Commission on February 14, 2003.

(3)	Based upon Schedule 13G filed with the Securities and Exchange Commission on February 14, 2003.

(4)	Based upon Schedule 13G filed with the Securities and Exchange Commission on February 3, 2003.

(5)	Based upon Schedule 13G filed with the Securities and Exchange Commission on January 20, 2003.

(6)	Based upon Schedule 13G filed with the Securities and Exchange Commission on February 11, 2003.

(7)	Includes 248,625 shares of Common Stock issuable upon exercise of stock options exercisable within 60 days. On December 22, 2003, Mr. Hawkins sold 30,000 shares of common stock at a price of $21.87 per share.

(8)	Includes 162,914 shares of Common Stock owned by Pillar Corporation, of which Mr. Goggio is the President and majority stockholder and 87,000 shares of Common Stock issuable upon exercise of stock options exercisable within 60 days.

(9)	Includes 87,000 shares of Common Stock issuable upon exercise of stock options exercisable within 60 days.

(10)	Includes 98,625 shares of Common Stock issuable upon exercise of stock options exercisable within 60 days.

(11)	Includes 83,625 shares of Common Stock issuable upon exercise of stock options exercisable within 60 days.

(12)	Includes 57,000 shares of Common Stock issuable upon exercise of stock options exercisable within 60 days.

(13)	Includes 39,375 shares of Common Stock issuable upon exercise of stock options exercisable within 60 days.

(14)	Includes 701,250 shares of Common stock issuable upon exercise of stock options exercisable within 60 days.

Board of Directors and Executive Officers

      Each director and executive officer holds office until the next annual meeting of stockholders and until his successor is elected and has qualified, or until his death, resignation or removal. There are no family relationships among executive officers or directors of the Company, except that Mr. Hawkins, the President, Chief Executive Officer, Secretary and a director, and Mr. Glenn, the Chief Financial Officer, are brothers-in-law. The names, ages and position(s) of each director and executive officer are set forth below:

Name	Age	Position(s) with the Company

James B. Hawkins	48	President, Chief Executive Officer, Secretary and Director
Ernest C. Goggio(1,2)	80	Director
George S. Sarlo(1,2)	65	Director
Laureen DeBuono(1,2)	46	Director
Randy Lindholm	48	Director
John F. Glenn	42	Vice President, Finance and Chief Financial Officer
Stuart Baumgarten	49	Vice President, Invivo Corporation; President, Invivo Research, Inc.

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

      Mr. Hawkins has been President, Chief Executive Officer and a director of the Company, and its predecessor, since August 1985, and Secretary since September 1986. He earned his undergraduate degree in Business Commerce from Santa Clara University and his MBA from San Francisco State University.

      Mr. Goggio served as a director since November 1998 and as Chairman of the Board of Directors of the Company from November 1986 to June 2003. He was President and Chairman of the Board of Directors of Pillar Corporation, a manufacturer of heat induction and melting equipment, from June 1964 to December 2003.

      Mr. Sarlo has been a director of the Company since January 1991. He was elected Chairman of the Board in June of 2003. He has been a general partner of the Walden Group of venture capital funds since 1974.

      Ms. DeBuono has been a director of the Company since February 1998. She is currently a management consultant and since March 2003 a director of Visx Corporation, a company engaged in the design and development of proprietary technologies and systems for laser vision correction. She was Executive Vice President and Chief Financial Officer of Critical Path, Inc., a provider of internet messaging solutions, from September 2001 to March 2003. From October 1999 to October 2000, Ms. DeBuono was Chief Operating Officer and Chief Financial Officer of More.com, an online health products retailer. From October 1998 to October 1999, Ms. DeBuono was Chief Operating Officer and Chief Financial Officer of ReSound Corporation, a hearing health care company that manufactures and markets advanced hearing devices.

      Mr. Lindholm has been a director of the Company since December 2003. From June 1999 to April 2002, Mr. Lindholm was Chairman of the Board, President and CEO of Vidamed, Inc., a manufacturer of minimally invasive medical device products that treat benign prostatic hyperplasia (BPH). From August 1998 to June 1999, Mr. Lindholm served as Executive Vice President of Sales and Marketing for Vidamed, Inc. Prior to that, Mr. Lindholm held various positions at Mallinckrodt, Inc. (formerly Nellcor Puritan Bennett), a specialty medical products company, including: from January 1998 to August 1998, Vice President of North American Respiratory Field Operations and from August 1996 to January 1998, Vice President of Americas Field Operations. Mr. Lindholm has served as a director of Omnicell, a provider of medication and supply dispensing systems for various clinical areas, since April 2003, and of Rita Medical since April 2003. Rita Medical manufactures and markets minimally invasive products to treat patients with solid cancerous or benign tumors.

      John F. Glenn was appointed Vice President, Finance and Chief Financial Officer of Invivo Corporation in November 1990. Mr. Glenn earned his undergraduate degree in Business Administration from the University of Nevada and his MBA from the University of Santa Clara.

      Stuart Baumgarten has been President of the Invivo Research subsidiary since November 1998. From March 1996 to November 1998, Mr. Baumgarten served as Vice President of Sales and Marketing for Invivo Research. Prior to joining the Company, Mr. Baumgarten spent approximately 16 years with the patient monitoring division of Datascope Corporation where he held various sales positions culminating as Vice President of Domestic Sales. He earned his degree in Communication Sciences from the Herbert H. Lehman College, City University of New York.

(a) Board and Committee Meetings

      During the year ended June 30, 2003, the Board of Directors held eleven meetings. All of the directors attended all of the Board meetings.

      During the year ended June 30, 2003, the Audit Committee of the Board of Directors held four meetings. Each Committee member attended all of the meetings. The Audit Committee assists the Board in fulfilling its oversight responsibilities relating to financial accounting, reporting, and controls.

      During the year ended June 30, 2003, the Compensation Committee held one meeting. Each Committee member attended the meeting. The Compensation Committee determines the overall compensation policy for senior management of the Company, and recommends to the Board of Directors new compensation programs or changes in existing programs which the Committee finds appropriate.

      The Board has not established a nominating committee. The Board will consider nominees recommended by Invivo stockholders. The Board does not prescribe formal procedures to be followed by stockholders in submitting recommendations to the Board.

(b) Director Compensation

      Members of the Board of Directors who are not officers of the Company are entitled to receive fees of $2,000 for each Board of Directors meeting attended, and reimbursement for travel expenses. Each director also receives an annual retainer fee of $20,000.

      Mr. Goggio, Mr. Sarlo and Ms. DeBuono each received options to purchase 6,000 shares of the Company’s Common Stock in fiscal 2003 pursuant to the automatic grant provisions of the 1994 Stock Option Plan. All directors elected at the Annual Meeting will be entitled to receive additional annual grants of options to purchase 6,000 shares of Common Stock under the 1994 Stock Option Plan on the date of the Annual Meeting and in succeeding years for which they serve as independent directors of the Company.

      The Company has entered into indemnification agreements with each of its directors and executive officers. Such agreements require the Company to indemnify such individuals to the full extent permitted by law.

Section 16(a) Beneficial Ownership Reporting Compliance

      Section 16(a) of the Securities Exchange Act of 1934 requires directors and executive officers of the Company and persons who own more than ten percent of the shares of Common Stock to file reports of ownership and changes in ownership with the Commission and the Nasdaq. These persons are also required to furnish to the Company copies of all such reports.

      To the Company’s knowledge, based solely on its review of the copies of such reports received by the Company, and written representations from certain reporting persons, the directors and executive officers of the Company and all other reporting persons complied with all applicable filing requirements.

Executive Compensation

      The following table sets forth information concerning the compensation of the Chief Executive Officer of the Company and the other most highly compensated executive officers of the Company as of June 30, 2003 whose total salary and bonus for the fiscal year ended June 30, 2003 exceeded $100,000 for services in all capacities to the Company and its subsidiaries during such fiscal year.

Summary Compensation Table

				Long-Term
				Compensation Awards

	Annual Compensation			Securities	All Other
				Underlying	Compensation
Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Options (#)	($)(1)

James Hawkins	2003	292,200	175,000	30,000	2,797
President and Chief Executive	2002	278,250	150,000	60,000	2,605
Officer	2001	265,000	50,000	13,500	2,693
John F. Glenn	2003	170,000	60,000	15,000	2,574
Vice President of Finance/	2002	162,750	42,000	30,000	2,506
Chief Financial Officer	2001	155,000	40,000	6,000	2,464
Stuart Baumgarten	2003	220,000	80,400	15,000	2,069
President, Invivo Research/	2002	210,000	65,000	30,000	2,075
MDE	2001	200,000	50,000	6,000	2,181
Brent Johnson	2003	141,750	108,250	9,000	3,086
Executive Vice President of	2002	138,600	95,000	13,500	2,987
Sales and Marketing, Invivo	2001	129,300	87,500	4,500	2,592
Research/ MDE

(1)	The amounts shown represent Company contributions to the Company’s 401(k) Savings Plan.

Stock Options

      The following table sets forth the stock options granted to the named executive officers under the Company’s 1994 Stock Option Plan during the fiscal year ended June 30, 2003.

Option Grants in Last Fiscal Year

	Number of	% of Total
	Securities	Options
	Underlying	Granted to	Exercise or		Grant Date
	Options	Employees in	Base Price	Expiration	Present
Name	Granted (#)(1)	Fiscal Year	($/Sh)	Date	Value ($)(2)

James Hawkins	30,000	20.0%	$8.86	12/12/12	$171,510
John F. Glenn	15,000	10.0%	$8.86	12/12/12	$85,755
Stuart Baumgarten	15,000	10.0%	$8.86	12/12/12	$85,755
Brent Johnson	9,000	6.0%	$8.86	12/12/12	$51,453

(1)	Stock options become exercisable on a cumulative basis as to one-quarter of the total number of shares covered thereby on each of the first, second, third and fourth anniversary dates of the grant of the option. The term of each option is ten years.

(2)	The Black-Scholes option pricing model was used assuming no dividend yield, a risk free rate of 2.96%, an expected stock price volatility of 78%, a forfeiture rate of 5% and an average expected life of five years. This valuation is reported pursuant to the rules of the Securities and Exchange Commission and there can be no assurance that the actual share value of the options will approximate the value ascribed by the Black-Scholes model.

      The following table sets forth the number of options exercised and the value realized upon exercise by the named executive officers during the fiscal year ended June 30, 2003 and the value of outstanding options held by such executive officers as of June 30, 2003.

Aggregated Option Exercises in Last Fiscal Year

and FY-End Option Values

			Number of Securities	Value of Unexercised
	Shares		Underlying Unexercised	In-The-Money Options
	Acquired on	Value	Options at FY-End (#)	at FY-End ($)
Name	Exercise (#)	Realized ($)	Exercisable/Unexercisable	Exercisable/Unexercisable(1)

James Hawkins	45,000	435,285	226,125/94,875	$1,110,946/361,409
John F. Glenn	—	—	87,375/44,625	$398,046/166,089
Stuart Baumgarten	—	—	66,750/44,250	$288,928/164,203
Brent Johnson	—	—	33,750/27,750	$166,004/99,071

(1)	The value of unexercised options is calculated by multiplying the number of options outstanding by the difference between the option exercise price and the June 30, 2003 closing price of $11.61 per share of the Company’s common stock as reported on The Nasdaq National Market.

Employment Agreements and Change-of-Control Arrangements

      In July 2003 the Company renewed employment agreements with two year terms for each of the named executive officers pursuant to which the Company has agreed to pay a specific severance amount if the executive officer is employed by the Company on the occurrence of a change in control, unless the officer resigns voluntarily or is terminated with cause within 90 days following a change of control of the Company. For James B. Hawkins, the severance payment will be $1,071,000, an amount equal to two times the aggregate of his annual base salary and target bonus plus other benefits and expenses. For Stuart Baumgarten, John F. Glenn, and Brent Johnson, the severance payment will be $323,000, $266,000 and $264,000, respectively, which amounts are equal to the aggregate of each executive officer’s annual base salary and target bonus plus other benefits and expenses. In addition to the severance payment, upon a change of control of the Company, any unvested stock option to purchase shares of common stock of the Company then held by the executive officer will become 100% vested and exercisable immediately prior to such change of control. If the Company terminates Mr. Hawkins, Mr. Glenn, Mr. Baumgarten or Mr. Johnson without just cause, but not following a change of control of the Company, the Company has agreed to pay such executive officer one-half of the severance payment amount that such executive officers would have received for a termination without cause after a change of control of the Company. These agreements further established each executive officer’s base salary and target annual bonus for the two-year term of the agreements.

      In November 2003, the Company agreed with its director, Mr. Sarlo, that in consideration of Mr. Sarlo’s working closely with the Company’s management to evaluate strategic alternatives, the Company would pay $250,000 to Mr. Sarlo if a transaction was completed prior to July 1, 2004. Mr. Sarlo will be entitled to receive this fee upon a successful completion of the Offer.

Compensation Committee Interlocks and Insider Participation

      Mr. Goggio, Mr. Sarlo and Ms. DeBuono serve as the Compensation Committee of the Board of Directors. None of the members of the Compensation Committee is an employee of the Company. See “Director Compensation” above for a description of options granted to, and fees paid to, Messrs. Sarlo, Goggio and Ms. DeBuono.

      The following pages contain our Compensation Committee report and a chart titled “Performance Graph”. Stockholders should be aware that under the rules of the Securities and Exchange Commission, this information is not considered to be “soliciting material”, nor to be “filed”, under the Securities Exchange Act of 1934. This information shall not be deemed to be incorporated in any past or future filing by us under the Securities Exchange Act of 1934 or the Securities Act of 1933 unless and only to the extent that we specifically incorporate this information by reference.

Compensation Committee Report

Compensation Committee

      The Compensation Committee currently consists of Mr. Sarlo, Mr. Goggio and Ms. DeBuono. The Compensation Committee determines on an annual basis the cash compensation to be paid to the Chief Executive Officer and the senior executive officers of the Company. In doing so, the Compensation Committee is apprised of stock option awards made to these executives by the Board of Directors.

      The Compensation Committee believes that in order for the Company to succeed it must be able to attract and retain qualified executive officers. In determining the type and amount of executive officer compensation, the objectives of the Compensation Committee are to provide levels of base compensation and bonuses that will attract and retain talented executive officers and align their interests with the success of the Company. The Company’s executive officer compensation program is comprised of base salary, an annual cash bonus, and stock options. The Company’s compensation policies seek to enhance the profitability of the Company and increase stockholder value.

Base Salaries

      The Company’s policy is to maintain base salaries competitive with salaries paid to similarly situated executive officers in other middle market companies (i.e. those with sales of $100 million or less) that are believed to be comparable for compensation purposes by the Compensation Committee. Adjustments to base compensation will generally be made based upon competitive market conditions as well as assigned responsibility and performance as measured against specific goals and objectives of the Company and individual employees. The Compensation Committee has not established a particular group or listing of generally comparable companies for this purpose and may evaluate different companies on a year to year basis.

Bonuses

      An integral part of the Company’s compensation of senior executive officers has been the annual payment of cash bonuses. The amount of these bonuses is based in part on the review of compensation practices of comparably sized companies referred to in the above paragraph. Further, the amount of bonuses in any year is significantly dependent on the Company’s operating performance relative to its goals, as well as to other considerations that may be deemed relevant in any given year or instance by the Compensation Committee.

Chief Executive Officer Compensation

      In determining the compensation of Mr. Hawkins, the Compensation Committee evaluated Mr. Hawkins’ responsibilities and performance and the overall results of the Company to determine the total compensation paid. Mr. Hawkins’ base compensation level increased to $292,200 for fiscal 2003 as compared to $278,250 for fiscal 2002. For fiscal 2003, Mr. Hawkins received a bonus of $175,000 under the executive bonus plan.

Ernest C. Goggio, Chairman	George Sarlo	Laureen DeBuono

PERFORMANCE GRAPH

(Comparison Of Five-Year Cumulative Total Return)

      The following performance graph compares the performance of the Company’s Common Stock to the NASDAQ Stock Market (U.S.) Index and to the NASDAQ Non-Financial Index. Given the diversity of its businesses, the Company was unable to identify a peer group of companies based on a common business. The graph assumes that the value of the investment in the Company’s common stock and each index was $100 at June 30, 1998 and that all dividends were reinvested.

Comparison of 5 Year Cumulative Total Return*

Among Invivo Corporation, the Nasdaq Stock Market (U.S.) Index
and the Nasdaq Non-Financial Index

Cumulative Total Return

	6/98	6/99	6/00	6/01	6/02	6/03

Invivo Corporation	100.00	99.06	83.02	72.30	112.45	131.48
Nasdaq Stock Market (U.S.)	100.00	143.67	212.43	115.46	78.65	87.33
Nasdaq Non-Financial	100.00	148.01	229.01	117.03	74.71	83.94

*	$100 invested on 6/30/98 in stock or index — including reinvestment of dividends. Fiscal year ending June 30.